UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-182414

TGR FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

3560 Kraft Road

Naples, Florida 34105

(239) 348-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)*	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:   943

*Explanatory Note: TGR Financial, Inc. (the “Registrant”) is relying on Section 15(d)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the Jumpstart Our Business Startups Act of 2012, to suspend its reporting obligations with respect to its common stock, par value $1.00 per share, under Section 15(d) of the Exchange Act pursuant to Rule 12h-3(b)(1)(i), subject only to the Registrant’s obligation to file a Form 10-K for its 2012 fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, TGR Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2013	By:	/s/ Gary L. Tice
Gary L. Tice
Chief Executive Officer (principal executive officer)